UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

PERFORMANCE OF FIAT SHARES

SIGNATURES

PERFORMANCE OF FIAT SHARES

Upon request by Consob, made in connection with the performance and the significant volumes of Fiat shares that are being traded on the stock exchange, Fiat hereby reports that it has no elements to explain nor does it possess information on new significant events that could have an influence on said performance.

In connection with the maturity and related fulfillments regarding the mandatory convertible loan, the Company will resolve on a 3-billion-euro capital increase (capital and share premium) at its next Board of Directors’ Meeting on September 15, 2005.
The issue price will be equal to the arithmetical average between 14.4409 euros (deriving from the price of 15.50 euros contractually defined and adjusted following the capital increase of July 2003) and the weighted average of the official prices posted on the Mercato Telematico Azionario (Borsa Italiana’s Electronic Equity Market) over the last six months.

The financing banks will subscribe the new shares on September 20 through a set-off of the principal resulting from the aforementioned loan, pursuant to Article 2441, paragraph seven of the Italian Civil Code, with the obligation to offer the shares pre-emptively to holders of Fiat ordinary, preference and savings shares.

Turin, August 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney